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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             SUN COMMUNITIES, INC.
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                                (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  866674 10 4
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                                 (CUSIP Number)

                               December 31, 2004
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 866675 10 4                  13G
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        GARY A. SHIFFMAN
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        United States
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     Number of             5.      Sole Voting Power

      Shares                       1,839,054
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      453,841
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     1,839,054
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   453,841
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,292,895
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


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 11.    Percent of Class Represented by Amount in Row (9)

        11.16%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP No. 866674 10 4                                                Page 3 of 5

ITEM 1.

         (a)      NAME OF ISSUER.

                  The issuer of the securities with respect to which this statement on Schedule 13G (the "Statement") is being filed is Sun Communities, Inc., a Maryland corporation (the "Issuer").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  The address of the Issuer's principal executive offices is 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.
ITEM 2.

         (a)      NAME OF PERSON FILING.

                  This Statement is being filed by the following persons:

                  Gary A. Shiffman

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

         (c)      CITIZENSHIP.

                  Gary A. Shiffman is a United States citizen.

         (d)      TITLE OF CLASS OF SECURITIES.

                  Common Stock,  $0.01 par value

         (e)      CUSIP NUMBER.

                  866674 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.



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CUSIP No. 866674 10 4                                                Page 4 of 5


ITEM 4.           OWNERSHIP.

                  (a) Amount Beneficially Owned:     2,292,895 (1)

                  (b) Percent of Class:              11.16% (2)

                  (c) Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:                      1,839,054
                      (ii)  shared power to vote or to direct the vote:                      453,841
                      (iii) sole power to dispose or to direct the disposition of:         1,839,054
                      (iv)  shared power to dispose or to direct the disposition of:         453,841

         (1) Includes: (a) 551,222 Common OP Units convertible into shares of Common Stock; (b) 375,000 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of December 31, 2004; (c) 453,841 shares of Common Stock owned by certain limited liability companies of which Mr. Shiffman is a member and a manager; and (d) 56,250 restricted shares over which Mr. Shiffman does not have the right to vote until such time as certain performance criteria are met. Mr. Shiffman disclaims beneficial ownership of 3,000 Common OP Units convertible into shares of Common Stock and 2,300 shares of Common Stock held by other family members because he does not have a pecuniary interest therein.

         (2) Based upon 19,625,762 shares of Common Stock issued and outstanding as of December 31, 2004.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:   February 10, 2005

                                           /s/ Gary A. Shiffman
                                           -------------------------------------
                                           Gary A. Shiffman